787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 14, 2010

VIA EDGAR

John Ganley

Briccio Barrientos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse Large Cap Blend Fund, Inc.
Registration Statement on Form N-14 Filed on June 9, 2010 (the “Registration Statement”)
Securities Act File No. 333-167427

Dear Messrs. Ganley and Barrientos:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with the undersigned regarding the above-referenced Registration Statement on July 9, 2010.  The Registration Statement relates to the proposed acquisition by Credit Suisse Large Cap Blend Fund, Inc. (the “Fund”) of all of the assets and liabilities of each of Credit Suisse Large Cap Value Fund, a series of Credit Suisse Capital Funds, Credit Suisse Large Cap Growth Fund and Credit Suisse Mid-Cap Core Fund, Inc., in exchange for Class A, Class B, Class C and Common Class shares of the Fund (each, a “Reorganization”).

For your convenience, the substance of the Staff’s comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:            In the second paragraph of the shareholder letter, please disclose that there may be taxable distributions made in advance of the proposed Reorganizations.

Response:                     The following sentence has been added to the end of the above-referenced paragraph: “There may be taxable distributions to shareholders made prior to the reorganization.”

Comment No. 2:            In any instance where a comparison of the net expenses of the Funds is discussed, please ensure that a comparison of the gross expenses of the Funds is also discussed.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response:                     The requested changes have been made.

Comment No. 3:            In the “Questions & Answers” section, please modify the format of the answer to the first question so that the proposals are presented in a more reader-friendly format.

Response:                     The requested change has been made.

Comment No. 4:            Please disclose in a more prominent fashion the fact that Advisor Class shareholders of each Target Fund will become shareholders of a class of shares that is subject to a sales load.

Response:                     The following paragraph has been added to the end of the answer to the question entitled “Will I have to pay any sales load, commission or other similar fee in connection with the Reorganization” in the “Questions & Answers” section:

“Advisor Class shareholders of each Target Fund will receive Class A shares of the Large Cap Blend Fund in the applicable Reorganization.  While Class A’s sales load will be waived with respect to those Class A shares received in the applicable Reorganization, to the extent such shareholders purchase additional Class A shares following the close of the applicable Reorganization, such additional shares will be subject to Class A’s sales load.”

Comment No. 5:            In the last sentence of the fifth paragraph of the section entitled “Summary,” please provide the full market capitalization ranges of the referenced indices.

Response:                     The requested disclosure has been added.

Comment No. 6:            In the captions to tables where “Pro Forma Combined Fund” is referenced, please use the term “Pro Forma Combined Large Cap Blend Fund.”

Response:                     The requested changes have been made.

Comment No. 7:            In the expense examples, please reflect Class A’s sales load in the Pro Forma Combined Fund expenses for Class A shares, notwithstanding that such sales load will be waived in connection with Class A shares being issued to Advisor Class shareholders in the Reorganizations.  Pro Forma Combined Fund expenses for Class A shares not reflecting Class A’s sales load may be disclosed in a footnote.

Response:                     The requested changes have been made.

Comment No. 8:            Please provide the total dollar amount of the expenses of the Reorganizations.

Response:                     The expenses of the Reorganizations are being paid for by Credit Suisse and its affiliates.  As a result, the total dollar amount of such expenses is not required to be disclosed.

Comment No. 9:            Please include a pro forma adjustments column in the Capitalization table.

Response:                     The requested disclosure has been added.

Comment No. 10:          Please provide the accounting survivor analysis for each Reorganization.

Response:             The accounting survivor analysis for each Reorganization is attached as Appendix A.

Comment No. 11:          Please state the name of each Target Fund in the second paragraph of the section entitled “Financial Statements” in the Statement of Additional Information, instead of using the term “Target Fund.”  Please also disclose in such section whether portfolio holdings of the Large Cap Growth Fund or the Mid-Cap Core Fund are expected to be sold as a result of the applicable Reorganization.

Response:                     The requested changes have been made and the requested disclosure has been added.

Comment No. 12:          In the Pro Forma Combined Fund Schedule of Investments, please indicate which securities are expected to be sold as a result of the applicable Reorganization.

Response:                     As disclosed in the Registration Statement, the portfolio managers of the Large Cap Blend Fund do not anticipate requesting the disposition of a portion of any Target Fund’s portfolio holdings before or after the closing of the applicable Reorganization, except with respect to the Large Cap Value Fund, which the portfolio managers intend to rebalance following the closing of the applicable Reorganization.  To address the securities of the Large Cap Value Fund that may be sold as a result of the applicable Reorganization, the following disclosure has been added after the Pro Forma Combined Schedule of Investments: “It is anticipated that certain securities held by the Large Cap Value Fund that are not also held by the Large Cap Blend Fund will be sold following the closing of the applicable Reorganization.  The anticipated sales of the securities of the Large Cap Value Fund are primarily due to the rebalancing of such Fund’s holdings to conform to those appropriate for a large-cap blend fund.”

Comment No. 13:          In the Pro Forma Combined Fund Schedule of Investments, please indicate in a footnote whether any securities have special characteristics (e.g., non-income producing security, security on loan, etc.).

Response:                     The requested footnotes have been added.

Comment No. 14:          Please disclose the approximate percentage of Large Cap Value Fund portfolio holdings that are expected to be sold as a result of the Reorganization and disclose the estimated capital gains distributions that are expected to result from such sales, if any.

Response:                     The requested disclosure has been added.

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the “Commission”) and reviewed by the Commission’s staff (the “Staff”), it acknowledges that:

(a)    the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)   Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)    the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/Elliot J. Gluck
Elliot J. Gluck

cc:	Michael Pignataro, Credit Suisse Asset Management, LLC
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

Appendix A

Credit Suisse Large Cap Value Fund (“Value”), Credit Suisse Large Cap Growth Fund (“Growth”) and Credit Suisse Mid-Cap Core Fund, Inc. (“Mid-Cap”, collectively the “Acquired Funds”); Credit Suisse Large Cap Blend Fund, Inc. (“Acquiring Fund”)

Accounting Survivor Determination

An analysis of the determination of the Acquiring Fund as the accounting survivor, and thus its ability to carry forward its historical performance after the merger with the Acquired Funds, is based primarily on the fact that the surviving fund is expected to be managed in a similar manner to Credit Suisse Large Cap Blend Fund, Inc.

The following are additional considerations that led to the accounting survivor conclusion:

Comparison of the Acquired Funds and Acquiring Fund Characteristics:

Characteristic	Acquiring Fund	Acquired Funds
Portfolio Management	CSAM – Advisor	CSAM – Advisor

Portfolio management team is the same across all four funds. Acquiring Fund will have the same management team.

Portfolio composition	As of 04/30/10: 98.8% Long Stock Positions 5.9% Short Term Investments -4.7% Liabilities in Excess of Other Assets

As of 04/30/10:

Value:

98.9% Long Stock Positions

11.3% Short Term Investments

-10.2% Liabilities in Excess of Other Assets

Growth:

98.8% Long Stock Positions

10.1% Short Term Investments

  -8.9% Liabilities in Excess of Other Assets

Mid-Cap:

98.8% Long Stock Positions

27.3% Short Term Investments

-26.1% Liabilities in Excess of Other Assets

Characteristic	Acquiring Fund	Acquired Funds

Portfolio composition is substantially the same across all four funds. Acquiring Fund will have the same portfolio composition.

Investment objectives, policies and restrictions	The Fund seeks long-term appreciation of capital. Invests at least 80% of its net assets in equity securities of U.S. companies with large market capitalizations.

Value:

The Fund seeks long-term capital appreciation and continuity of income.  Invests at least 80% of its assets in equity securities of U.S. companies with large market capitalizations.

Growth:

The Fund seeks long-term capital appreciation.  Invests substantially all of its assets in equity securities of large cap U.S. companies.

Mid-Cap:

The Fund seeks maximum capital appreciation.  Invests at least 80% of its assets in equity securities of mid cap companies.

Survivor Entity will have the same investment objectives and principal strategies of the Acquiring Fund.  (See Form N-14 for a complete comparison of Investment Objectives, Policies and Restrictions beginning on page 7).

Expense Structure and Expense Ratios	Contractual Mgmt. Fee 0.50% Expense Cap 1.05% (common share class excluding 12b-1 fee)

Value:

Contractual Mgmt. Fee 0.50%

Expense Cap 1.05%

(common share class)

Growth:

Contractual Mgmt. Fee 0.50%

Expense Cap 1.25%

(common share class)

Mid-Cap:

Contractual Mgmt. Fee 0.70%

Expense Cap 1.45%

(common share class)

Characteristic	Acquiring Fund	Acquired Funds

Credit Suisse will continue the current contractual management fee and current voluntary common share class expense cap (excluding 12b-1 fee) that is currently in place for the Acquiring Fund.  The merged Fund will therefore have the same fee structure in place as the Acquiring Fund.

Asset Size	Net assets: 04/30/10: Approx. $ 36 million	Net assets: 04/30/10: Value: Approx. $ 169 million Growth: Approx.$ 57 million Mid-Cap: Approx.$ 100 million

The Value Fund is the largest fund. However, the Value Fund will sell a portion of its holdings to bring it line with investment strategy of the Acquiring Fund.

Conclusion:

Based upon the analysis above Credit Suisse believes that the accounting survivor in the proposed transaction will be the Credit Suisse Large Cap Blend Fund, Inc.